Exhibit 21.1


                       SUBSIDIARIES OF BAB HOLDINGS, INC.


BAB Systems, Inc., an Illinois corporation

BAB Operations, Inc., an Illinois corporation

Brewster's Franchise Corporation, an Illinois corporation

Systems Investments, Inc., an Illinois corporation, (a wholly-owned subsidiary of BAB Systems, Inc., which is a subsidiary of BAB Holdings, Inc.)

Chesapeake Franchise Corporation, an Illinois corporation (an inactive, unfunded subsidiary)